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                              December 11, 2023

       Jide Zeitlin
       Co-Chief Executive Officer
       bleuacacia ltd
       500 Fifth Avenue
       New York, NY 10110

                                                        Re: bleuacacia ltd
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed December 1,
2023
                                                            File No. 001-41074

       Dear Jide Zeitlin:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       General

   1. We note that your sponsor, bleuacacia sponsor LLC, is a Cayman Islands limited liability company. With a view
toward disclosure, please tell us whether your sponsor is also controlled by or has
substantial ties with a non-U.S. person. Revise to include risk factor disclosure that
addresses how the fact that your sponsor is itself a non-U.S. person, and, if true, is controlled by,
has any members who are, or has substantial ties with, a non-U.S.
                                                        person, could impact
your ability to complete your initial business combination. For instance, discuss the
risk to investors that you may not be able to complete an initial business combination
with a U.S. target company should the transaction be subject to review by a U.S.
government entity, such as the Committee on Foreign Investment in the
                                                        United States (CFIUS),
or ultimately prohibited. Disclose that as a result, the pool of potential targets with
which you could complete an initial business combination may be limited. Further,
disclose that the time necessary for government review of the transaction or a decision to
prohibit the transaction could prevent you from completing an initial business combination
and require you to liquidate. Disclose the consequences of
 Jide Zeitlin
bleuacacia ltd
December 11, 2023
Page 2
       liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kibum Park at 202-551-6836 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                             Sincerely,
FirstName LastNameJide Zeitlin
                                                             Division of
Corporation Finance
Comapany Namebleuacacia ltd
                                                             Office of Real
Estate & Construction
December 11, 2023 Page 2
cc:       Valerie Ford Jacob, Esq.
FirstName LastName